COMPUTATION OF PER SHARE EARNINGS

EXHIBIT 11

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Computations of Weighted Average Shares Outstanding and Earnings Per Share

(Shares Outstanding End of Month)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
JAN	—	—	1,478,770	1,461,394
FEB	—	—	1,482,389	1,464,952
MAR	—	—	1,482,389	1,464,949
APR	1,482,389	1,464,947	1,482,389	1,464,947
MAY	1,486,036	1,468,772	1,486,036	1,468,772
JUN	1,487,320	1,468,772	1,487,320	1,468,772
JUL	—	—	—	—
AUG	—	—	—	—
SEP	—	—	—	—
OCT	—	—	—	—
NOV	—	—	—	—
DEC	—	—	—	—

	4,455,745	4,402,491	8,899,293	8,793,786
	3	3	6	6

Weighted Average Shares Outstanding	1,485,248	1,467,497	1,483,216	1,465,631

Net Income	$983,447	$903,795	$1,896,738	$1,673,545

Earnings Per Share, Basic and Diluted	$0.66	$0.62	$1.28	$1.14